UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                                       SEC File Number 333-31238
                                                          CUSIP NUMBER 86804U100


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One): |_|  Form 10-K |_|  Form 20-F |_|  Form 11-K |X|  Form 10-Q
             |_|  Form N-SAR

For Period Ended: April 30, 2005

|_|  Transition Report on Form 10-K
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q
|_|  Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SUPERCLICK, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

4275 Executive Square Suite 215
Address of Principal Executive Office (Street and Number)

La Jolla, CA 92037
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K Form NSAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     Superclick, Inc. (the "Company") was unable to file its Quarterly Report on Form 10-QSB for the quarter ended April 30, 2005 (the "Form 10-QSB") within the prescribed time period due to reasons that could not be eliminated without unreasonable effort or expense. Management's Discussion and Analysis of Financial Condition and Results of Operation, as related to the registrant's financial information, certain of the financial information itself, and certain aspects of the description of its current operations will not be completed in sufficient time to file the Quarterly Report on Form 10-QSB for the period ended April 30, 2005 by June 15, 2005.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Todd M. Pitcher          858-518-1387

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer if no, identify report(s).

                                 Yes |X|  No |_|

The Registrant currently anticipates filing its Annual Report on Form 10-QSB for the quarter ended April 30, 2005 by June 17, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof

                                 Yes |_| No |X|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Superclick, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2005                 By: /s/ Todd M. Pitcher
                                        Todd M. Pitcher
                                    Interim CFO and Principal Accounting Officer